CALIFORNIA INVESTMENT TRUST

44 Montgomery Street
Suite 2100
San Francisco, California 94104

April 28, 2010

Mr. Richard Pfordte, Branch Chief
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:	CALIFORNIA INVESTMENT TRUST (“Registrant”)
EQUITY INCOME FUND
U.S. GOVERNMENT SECURITIES FUND
THE UNITED STATES TREASURY TRUST
1933 Act File No. 333-165716
1940 Act File No. 811-04417

Dear Mr. Pfordte:

The Registrant is filing this correspondence to respond to your oral comments regarding its N-14 submitted via EDGAR on March 26, 2010 and to the N-14 Pre-Effective Amendment No. 1 submitted via EDGAR on April 24, 2010 regarding the reorganization of each series of SM&R Investments, Inc. (the “SM&R Funds”) into certain corresponding series of the Registrant (each a “Reorganization” and collectively, the “Reorganizations”).

An N-14 Pre-Effective Amendment No. 2, which is being submitted via EDGAR on April 28, 2010, incorporates changes made by the Registrant based on its review of the filing in response to your oral comments addressed herein.  The N-14 Pre-Effective Amendment No. 2 also incorporates and addresses your accounting comments regarding the capitalization tables, language regarding merger costs and estimated capital gains, and disclosure regarding Financial Accounting Standards 157 and 161.

The Registrant respectfully submits the following responses to your oral comments:

Wrapper

1. Comment: Remove references to “[TO BE FILED BY AMENDMENT].”

RESPONSE:  The references have been removed.

2. Comment:  Clarify that, even though the SM&R Funds will be closed to new investments after June 9, 2010, shareholders may always redeem.

RESPONSE: Language has been added stating shareholders may redeem shares from SM&R Funds in accordance with their prospectuses.

3. Comment: Revise language under “What should I do in connection with the Reorganizations” to clarify the “Please do not attempt to make the transfer . . .” sentence.

RESPONSE: The language has been revised to make clear that, if shareholders wish to participate in the Reorganizations, they should not attempt to make the transfer into the applicable Caltrust Fund himself/herself.

President’s Letter

4. Comment: Clarify costs language by adding “other” after “All” in the sentence that begins “All costs associated with the reorganizations will be shared . . ..”

RESPONSE:  The word “other” has been added as discussed.

5. Comment:  Describe the cost sharing arrangement between the Caltrust Adviser and the SM&R Adviser with respect to the costs of the Reorganizations.

RESPONSE: We do not consider this information to be material information for shareholders and, therefore, the Registrant did not make this change in the President’s letter.

6. Comment: Please clarify the differences in pricing services and whether there would be a material revaluation of SM&R Fund assets.

RESPONSE: The language has been revised to indicate that pricing services differ and that it is not anticipated that there will be a material revaluation of the SM&R Funds’ assets.

7. Comment: Add language regarding what happens to SM&R Fund shareholders if one of the Reorganizations is not approved.

RESPONSE: Language has been added stating that the relevant SM&R Fund shareholders will continue to be invested in their SM&R Fund if the relevant Reorganization is not approved.

8. Comment: In the “Summary,” explain why Caltrust Funds and Caltrust Adviser are in a better position to manage funds at lower asset levels than the SM&R Adviser.

RESPONSE: Language has been added to each relevant section explaining the increased efficiencies achieved by the Registrant and Caltrust Adviser.

9. Comment: In the “Summary,” clarify that language concerning tax treatment of redemptions versus Reorganizations was based on discussions with tax counsel and include a sentence making clear that the Reorganizations are based on receipt of tax opinions.

RESPONSE: The language has been revised to address this comment.

10. Comment: In the “Summary,” clarify the discussion of Reorganization expenses to make clear which expenses will be borne by the Caltrust Funds and SM&R Funds.  Additionally, per your comment, the Caltrust Adviser and the SM&R Adviser have contractually committed to pay the Reorganization expenses for which they will be responsible, and that commitment is being filed as an exhibit to the N-14 Pre-Effective Amendment No. 2.

RESPONSE:  The Reorganization expense language has been clarified per your comment.  Similar revisions were made in other relevant sections consistent with your comment.

11. Comment:  In the “Summary,” revise language regarding the SM&R Funds Board’s consideration of gross expenses to identify Caltrust Fund that has larger gross expenses than corresponding SM&R Fund.

RESPONSE: The language has been revised to identify the relevant Caltrust Fund and clarify the language.  Similar revisions were made in other relevant sections consistent with your comment.

12. Comment: In the “Summary,” revise language regarding the SM&R Funds Board’s consideration of Reorganization costs.

RESPONSE: The language was clarified regarding which expenses will be borne by the SN&R Funds and Caltrust Funds.  Similar revisions were made in other relevant sections consistent with your comment.

13.  Comment: In the “Summary,” clarify what happens if a Reorganization is not approved.

RESPONSE: Language has been added explaining that SM&R Fund shareholders will continue to be invested in the relevant SM&R Fund if a Reorganization is not approved, and that no Reorganization is dependent upon the approval of another Reorganization.

14. Comment:  In the “Summary,” remove the tenth bullet point from the list of board considerations, and clarify that shareholders may always redeem.

RESPONSE:  The language was revised consistent with your comment.

15.Comment:  Remove the chart showing pro forma gross operating expenses from “Summary” section so that this table does not appear before the “Fee Tables”

RESPONSE:  This table was moved to the “Advisory Fees, Service Fees, Shareholder Fees, and Other Expenses” section.

16. Comment: Add the net assets for each of the Caltrust Funds and SM&R Funds as of February 28, 2010 after the sentence that includes the combined net assets of the Caltrust Funds and the SM&R Funds.

RESPONSE: Language specifying the net assets for each of the Funds has been added.

17. Comment:  Move the “Comparative Fee Table” section up to before the “Tax Consequences” section so that the fee and expense tables are the first tables in the filing (other than the chart describing which SM&R Funds are being reorganized into which Caltrust Funds).

RESPONSE:  The “Comparative Fee Table” section has been moved.

18. Comment:  Revise the fee tables to comport with revised Form N-1A, Item 3.

RESPONSE: The fee tables have been updated in a manner believed by the Registrant to be consistent with review Form N-1A, Item 3.  Any footnotes/information not permitted to be included in the fee tables has been moved back to a separate section after the last expense example per our discussion. Language explaining the basis for the anticipated pro forma expense reductions in the Caltrust Funds after the Reorganizations also was added in this separate section.  Additionally, the Caltrust Adviser’s and SM&R Adviser’s contractual fee waiver commitments are being filed with the N-14 Pre-Effective Amendment No. 2 per your comments to support the fee waivers included in the fee tables.

19. Comment: Under the “Tax Consequences” section, add language regarding the tax-opinion condition to consummating the Reorganizations.

RESPONSE: Language has been added explaining that tax opinions will be obtained from tax counsel, and that is such a tax opinion cannot be rendered with respect to a particular Reorganization, that Reorganization will not be consummated.

20. Comment: Add language explaining how an SM&R Fund may deviate from its stated objectives and strategies and stating that, if the SM&R Fund’s have to deviate from their stated objective, it would be in a non-material respect.

RESPONSE: The language has been revised according to your comment.

21. Comment:  Under “Comparison of Investment Objectives, Policies and Risks” add language stating that the information summarizes the similarities and material differences of each fund. Also, delete “Primary Differences” and replace with “Material Differences”.

RESPONSE: The language has been revised according to the comment.

22. Comment: Under “Comparison of Investment Objectives, Policies and Risks”, move the description of the relevant Caltrust Funds’ and SM&R Funds’ “additional” risks before the discussion of the risk disclosures common to both funds.

RESPONSE: Each Caltrust Fund’s and SM&R Fund’s “additional” risks section has been moved to be the first set of risks disclosed in the applicable section.

23. Comment: Under “Investment Policies”, add language discussing the 1940 Act lending limitations applicable to the Caltrust Funds.

RESPONSE: Language has been added explaining that loaned securities will not exceed 33 1/3 of total net assets as required under the 1940 Act.

24. Comment: Under “Investment Policies”, add Caltrust Equity Income Fund’s 80% policy with respect to investing in stocks.

RESPONSE: The policy has been added.

25. Comment: Under “Investment Policies”, add U.S. Government Securities Fund’s 80% policy regarding investments in government securities.

RESPONSE: The policy has been added.

26. Comment: Under “Advisory Fees, Shareholder Fees and Other Expenses” and elsewhere, clarify whether the Caltrust Fund is currently recouping waivers and reimbursements and if it is imminent that recoupment will begin.

RESPONSE: The footnote regarding recoupment has been deleted in the “Investment Advisory Fee” section and language has been added to the section placed at the end of the “Comparative Fee Table” explaining that the Caltrust Adviser currently is not recouping waivers and reimbursements and that currently the Caltrust Adviser does not believe recoupment is imminent.  Given the uncertainty of asset levels and other factors, the Registrant does not believe more specific information regarding the likelihood of recoupment can be added.

27. Comment:  Remove the “Form Of” from the legality of shares opinion filed as an exhibit.

RESPONSE:  The “Form Of” has been removed from the signed legality of shares opinion filed as an exhibit.

Thank you for your cooperation in working with the Registrant on an April 29, 2010, effective date for the N-14 filing.  Pursuant to the discussion on Tuesday, April 28, 2010, the final auditor consents that you have required be filed will be filed on April 29, 2010, prior to the N-14 filing becoming effective.

If you have any questions, please do not hesitate to contact me at (412) 288-4827.

Very truly yours,

/s/ Heidi Loeffert
Heidi Loeffert
Paralegal